

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 10, 2017

Via E-Mail
David Phillips
Chief Executive Officer
Boulevard Acquisition Corp II Cayman Holding Company
c/o Maples Corporate Services Limited
Ugland House
South Church Street
Grand Cayman KY1-1104
Cayman Islands

> **Re: Boulevard Acquisition Corp II Cayman Holding Company**
> **Registration Statement on Form F-4**
> **Filed September 12, 2017**
> **File No. 333-220428**

Dear Mr. Phillips:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your registration statement to place the prospectus cover page at the front of the prospectus. The prospectus cover page should include all of the information required by Item 501 of Regulation S-K, should include only key information about the transaction if not required by Item 501, and should not exceed one page. It may be formatted as a letter to shareholders, but must meet these cover page requirements.

2.   We remind you that Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. For example, we note that you present revenues from services rendered (excluding revenues from divested operations) and Adjusted EBITDA Margin, without presenting the corresponding IFRS determined amount. Please also see Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your disclosures as necessary.

3.   You state that Boulevard's outstanding shares will be converted into one-for-one Newco shares. Please clarify in your disclosures if there will be any different accounting treatment of Class A and Class B common shares in this conversion.

4.   Please disclose the accounting impact of converting the Boulevard warrants to Newco warrants.

Questions and Answers About the Business Combination, page 4

Q. Why is Boulevard proposing the Business Combination Proposal?, page 5

5.   Please revise to discuss why Boulevard is proposing the business combination with Estre.

Q. What equity stake will current Boulevard stockholders and Estre shareholders . . ., page 6

6.   Please revise your answer to include a scenario where the 28,250,000 Boulevard Class A Common Stock warrants are exercised. Please make corresponding revisions where appropriate. In this regard, we note that similar disclosure appears on page 38 of your registration statement.

Q. Did Boulevard's board of directors obtain a third-party valuation or fairness . . ., page 10

7.   Please revise your answer to briefly disclose how the board determined that Estre's fair market value was at least 80% of Boulevard's.

Summary of the Proxy Statement/Prospectus, page 18

8.   So that investors can better understand your disclosures regarding the mechanics of the business combination, the merger and the pre-closing restructuring, please identify each of the companies that are parties to the transaction and briefly explain their relationships to one another. For example, it is unclear whether Merger Sub is owned by Newco and whether Newco is owned by Estre or by Boulevard.

9.   Please revise to include a discussion of the competitive weaknesses and risks associated with Estre.

Landfills, page 24

10.   We note that landfills represent approximately 40% of your total property, plant and equipment recorded and 12% of your total assets as of March 31, 2017. Please separately present the components of remaining capacity for each landfill by separately presenting the remaining licensed capacity versus remaining expansion capacity that is not currently licensed. In addition, if there have been any significant changes to landfill expansion capacity in the periods presented aside from the use of capacity, please disclose the nature of the changes and the corresponding impact on the capacity.

Selected Historical and Projected Financial Data of Estre, page 43

11.   In regards to your presentation of projected financial data for 2017 and 2018, please address the following:
   • You present multiple projected non-GAAP measures. Please provide the disclosures required by Item 10(e) for these measures. Refer to Item 10(e)(2) of Regulation S-K;
   • Please disclose your basis for assuming 100% of Estre's existing municipal collection cleaning contracts and landfill contracts will be renewed or extended as well as your basis for assuming increases in projected revenues in 2017 and 2018. Refer to Item 10(b) of Regulation S-K; and
   • Please expand your disclosures to address the basis for and limitations of these projections. Refer to Item 10(b) of Regulation S-K.

Comparative Per Share Data, page 66

12.   In addition to the pro forma information presented, please also present the equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form F-4.

Risk Factors, page 71

Estre has engaged independent consultants to review its commercial . . ., page 77

13.   It appears that Petrobras is Estre's main client in the Oil & Gas segment. Please revise to disclose the percentage of Estre's Oil & Gas segment that Petrobras represents. Please also clarify whether the independent consultant's review is in connection with your response to ongoing investigations by Brazilian authorities, discussed in the immediately preceding risk factor.

Estre may be liable in connection with discontinued operations, page 84

14.   Please revise your disclosure to quantify the risks associated with the discontinued operations.

Estre's ability to operate as a "going concern" is dependent on its ability . . ., page 86

15.   Please revise this risk factor to disclose that a going concern opinion was issued and the risks associated with such opinion.

Proposals to be Considered by Boulevard's Stockholders, page 117

The Business Combination Proposal, page 117

Background of the Business Combination, page 117

16.   Please revise to elaborate on the circumstances that led Jeff Crivello and Andreas Gruson to contact Boulevard's acquisition team. We note your disclosures about why they chose to engage Boulevard rather than another SPAC, however, we would like you to elaborate on why Estre was interested in being acquired by a third party at all. Please also specify the type of transaction that was discussed at the end of March 2017.

17.   Please include a discussion of any material interactions that Mr. Crivello and Mr. Gruson had with Boulevard or any member of its acquisition team prior to March 2017.

18.   Please revise your disclosure to specify the requirements of Estre's existing shareholders that were discussed on April 13, 2017.

19.   Please elaborate on the advantages and benefits of a business combination that were discussed on April 13, 2017.

20.   Please provide us with a copy of the Estre overview presentation that was reviewed by Boulevard on April 17, 2017.

21.   Please revise your disclosure to detail how the ownership percentages discussed on April 21, 2017 were determined.

22.   Please revise your disclosure regarding the meeting between Boulevard and Citi on May 15, 2017 to include details surrounding the circumstances that led to the decision to adjust the ownership percentages associated with the business combination.

23. Please elaborate on the nature of the information Boulevard sought from the other investment banks that Boulevard reached out to between May 17, 2017 and May 31, 2017. In this regard, we note your disclosures that Boulevard, through its affiliation with Avenue, already had considerable expertise in the solid waste sector through its involvement with another leading waste management company. It is unclear whether you mean that Boulevard sought advice with respect to the business, or with respect to the market for or possible terms of a transaction to acquire a company in this industry, or Estre in particular. Please also tell us whether Boulevard paid any fees for such information.

24. Please expand your disclosure to provide more detail regarding both the "current political situation" and the "history of certain corruption related probes" that were discussed on July 12, 2017.

25. Please provide us with a copy of the presentation received by Boulevard on July 19, 2017.

26. Please revise your disclosure to include details regarding such presentation, including the oral presentation made by Sergio Pedreiro.

27. Please disclose who prepared and provided the "extensive presentation" received by Boulevard's board on August 14, 2017. Please provide us with a copy of such presentation. Note as well that if this presentation is a report, opinion, or appraisal from an outside party which materially relates to the transaction, you must provide the disclosure required by Item 1015 of Regulation M-A.

28. Please include a discussion of any material issues discussed in the question and answer period during the August 14, 2017 meeting.

Boulevard's Board of Director's Reasons for Approval of the Business . . ., page 121

General

29. We note your disclosure references the beliefs of Estre's management with respect to several factors you disclose as reasons for approving the business combination. Please revise to disclose the beliefs of Boulevard's board with respect to the beliefs of Estre's management.

30.   Please expand your disclosure regarding the negative factors considered by the Boulevard board. In this regard, we note by way of example and not limitation Estre's substantial indebtedness and its failure to comply with the associated financial covenants, the going concern opinion received by Estre, investigations of Estre related to corruption and tax infringement, and the risk factor on page 104 addressing the risk that purchasers of Boulevard units in the initial public offering could pursue rescission because certain aspects of the Business Combination are inconsistent with the prospectus used in connection with the initial public offering.

Embedded Upside Opportunities From Estre's Landfill Assets, page 122

31.   Please quantify the "meaningful contribution" that Estre's management expects from its power generation operations.

32.   Please provide details regarding the increased sorting and recycling requirements.

Longer-Term Contracts, with Inflation-Adjusted Pricing, Provide High . . ., page 122

33.   Please revise to disclose the percentage of contacts that are renewed or extended.

Strong Chief Executive Officer, page 123

34.   Please revise to elaborate on Mr. Pedreiro's "management by objective" approach.

Terms of the Business Combination, page 125

35.   Please specify the terms of the business combination that Boulevard's board considers to be a basis for its approval of the business combination and why such terms are favorable to Boulevard.

36.   Please discuss in more detail the "uncertain political environment" and its potential impact referenced on page 126 that were considered negative factors by Boulevard's board.

Reconciliation of Non-IFRS Financial Measures and Income Statement Data, page 126

37.   We note that of the 39.3 million expenses adjusted for as other non-recurring expenses in your determination of Adjusted EBITDA for the year ended December 31, 2016, R$33.1 million relates to stock options expense. During the year ended December 31, 2015, all of the other non-recurring expenses appear to be related to stock options expense. Please explain why you are excluding these costs from your determination of Adjusted EBITDA, including why these expenses are characterized as non-recurring. Refer to Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Accounting Treatment, page 153

38.   You have determined that the transaction will be accounted for as a reverse acquisition whereby Estre will be the accounting acquirer. Please provide us with a summary of the analysis you performed pursuant to IFRS 3.6 and 3.7 in making this determination. Please specifically address each of the factors outlined in paragraphs B13 through B18 of IFRS 3. In this regard, we note that Boulevard's existing stockholders are expected to own approximately 56.6% of the outstanding share capital of Newco. Please also specifically address what consideration you gave to the outstanding warrants to purchase 28,250,000 Boulevard Class A Common Stock in your analysis.

Unaudited Condensed Combined Pro Forma Financial Information, page 154

Note 2. Adjustments to the Unaudited Combined Pro Forma Statement of . . ., page 162

39.   For adjustment (A), please clearly show how you are arriving at the number of shares to be issued and correspondingly the gross proceeds associated with the transaction.

40.   We note from page 150 that Angra has until September 24, 2017 to decide on the put option. For adjustment (G), please revise your disclosures to update for the exercise of this put option depending on what Angra has decided. Please also disclose how the put option has been accounted for in the historical financial statements.

Note 3. Adjustments to the Unaudited Combined Pro Forma Statements of Profit . . ., page 164

41.   For adjustment (AA), please expand your note to clearly show how you arrived at the pro forma interest adjustment amounts, including the amount of debt and corresponding interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X. Further, please disclose the effect on income of a 1/8 percent variance in interest rates.

42.   For adjustment (BB), you note that as pro forma pre-tax losses are being reflected, the pro forma adjustment (AA) for the recalculation of financial expenses levied on debentures is assumed not to have any impact on either the current or deferred income taxes and social contribution taxes in both periods presented. We note that you historically recorded both current and deferred income and social contribution taxes for the year ended December 31, 2016 and the period ended March 31, 2017 though you reported pre-tax losses. In this regard, please further explain in your disclosures why similar tax amounts are not being reflected in your pro forma financial information.

43.   Please clearly show how you arrived at the pro forma weighted average share amounts. Please also disclose any shares not included for anti-dilution reasons.

Business, page 187

44.   Please revise your disclosure on page 191 to provide details regarding the "several concrete efforts" implemented by Mr. Pedreiro.

Corporate Structure, page 195

45.   Please revise to include a legible chart of Estre's corporate structure.

Landfills, page 200

46.   Please revise your disclosure to discuss CETESB's rating system so investors can understand the significance of a rating between 9.6 and 10.0.

Management's Discussion and Analysis of Estre Ambiental S.A.

Results of Operations, page 229

47.   Your disclosures on pages 22 and 236 indicate that Estre has been undergoing a comprehensive financial and corporate restructuring, which has yielded several tangible benefits including reducing costs. Please expand your disclosures to quantify the anticipated future cost savings of your restructuring activities at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to prior year restructuring activities, please disclose if the anticipated cost savings were realized. If actual savings were not achieved as expected or are achieved in periods other than as expected, please disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4.

48.   In 2016, you proactively terminated commercial arrangements with almost all of the suppliers that were parties to transactions found not to be properly documented. As a matter of caution, a majority of the suppliers that provided services in the 2015 to 2016 period and whose services were found to be properly documented were also terminated. If material, please discuss the expected impact of terminating these relationships with suppliers on your results of operations. Refer to Item 5D of the Form 20-F.

49.   You disclose on page 71 that you have contracts with customers that will expire in 2017 and 2018. Due to the materiality of these contracts (41.8% of net revenues), please tell us the status of your current competitive bid process and discuss in MD&A the impact these contracts will have on your operations if Estre does not win the bid process. Refer to Item 5D of the Form 20-F.

50.   We note that there have been significant changes in your effective tax rate in recent
        periods. Specifically, the effective rate was -3.5% for 2015, 45.1% for 2016, and 20.1%
        for the three months ended March 31, 2017. Please expand your disclosures of income
        tax expense to discuss the changes in the effective tax rate from period to period and
        correspondingly the significant factors that impacted the rate from period to period.
        Please quantify the material factors disclosed as well as whether the material factors
        impacting the effective tax rate are expected to have a continuing impact. Please
        specifically disclose whether you are aware of any reasons why the effective tax rate in
        the historical financial statements may not be indicative of your expected effective tax
        rate in future periods. Please refer to Item 5A of the Form 20-F.

51.   Please better clarify how the depreciation amounts provided in your results of operations
        discussion correlate to the amounts presented in your notes to the financial statements.
        For example, you disclose on page 256 that cost of services for the landfills segment
        increased due to a $61.5 million increase in depreciation charges. Please better clarify in
        your disclosures how to correlate this amount to the tables presented on pages F-90 and
        F-91. For example, the increase in depreciation charges for landfills (land and
        implementation of cells) based on the amounts presented in these tables appears to only
        be approximately 1.6 million from 70.3 million in 2015 to 71.8 million in 2016.

Critical Accounting Policies, page 240

Allowance for Doubtful Accounts, page 240

52.   Please further expand your disclosures to better address how you perform your
        assessment of whether trade accounts receivable are impaired and correspondingly
        whether an allowance needs to be recorded pursuant to IAS 39.58 and 59. Please ensure
        that your disclosures address the following:
   •   Please disclose your basis for waiting until a receivable becomes more than 360 days
        overdue prior to recording an allowance for doubtful accounts. In addition, we note that
        the allowance as of December 31, 2016 was 141.1 million whereas the overdue for more
        than 360 days was 151.5 million; therefore, it does not appear that an allowance was
        recorded for all receivables more than 360 days overdue. Please advise;
   •   Your overdue accounts receivable increased by 27.7 million from December 31, 2016 to
        March 31, 2017 whereas your allowance for doubtful accounts only increased by 4.6
        million. Similarly we note that your overdue accounts receivable increased by 134.1
        million from December 31, 2015 to December 31, 2016 yet your allowance for doubtful
        accounts decreased by approximately 12.8 million. Please address your consideration of
        these trends in determining the appropriate allowance amounts;
   •   On page 258, you disclose that you were able to reverse your allowance for doubtful
        accounts resulting mainly from your customers' formal recognition of certain debts.
        Please help us better understand what is meant by this and why there would not have
        been previous recognition at the time of recording the related revenue; and

- Revise disclosure in MD&A to discuss the factors that lead to the increases and decreases in the additional allowance and reversal of allowance line items included in your change in allowance for doubtful accounts tables presented on pages F-13 and F-77. In this regard, you disclose a net number and MD&A does not specifically address why there was a significant increase in the additional allowance in the three months ending March 31, 2017 compared to March 31, 2016.

Provision for Landfill Closure, page 241

53.   Given that landfills represent approximately 40% of your total property, plant and equipment recorded and 12% of your total assets as of March 31, 2017 and the provision for landfill closure represents approximately 14% of your total liabilities as of March 31, 2017, please expand your disclosures to clarify how you account for the assets and liabilities recorded related to your landfills and disposal facilities and the corresponding assumptions and judgments used in your accounting. Please specifically address the following in your disclosures:

- Please disclose the nature of costs included in each of these assets and liabilities, including if there any type of developmental costs capitalized prior to the landfill sites becoming operational as well as what is meant by implementation of cells as included in your description of landfills on page F-90;
- Please disclose when these assets and liabilities are recorded;
- Please disclose how you amortize or accrete each of these amounts, including how you determine the amount that should be amortized or accreted and the significant factors that impact the amount you record each period;
- Please disclose how you determine what is licensed capacity;
- Please disclose how you determine the appropriate discount rate to use; and
- Please address what impairment considerations are given in regards to the assets recorded.

54.   In addition to landfills, we note that your waste management infrastructure also includes other types of facilities, stations, and plants as discussed on page 18. Please clarify whether there are any environmental obligations related to these as well and correspondingly how you account for them.

Financial Statements of Estre Ambiental S.A.

General

55.   Pursuant to Item 8.A.5 of the Form 20-F, please provide interim financial statements for the period ended June 30, 2017.

Audited Financial Statements

Consolidated Statement of Cash Flows, page F-37

56.   Please help us better understand how your presentation of monetary variation, financial charges, and interest is consistent with the guidance of IAS 7. Please specifically address what is included in this line item as monetary variation as well as confirm that no amounts of interest have been paid and need to be presented separately. Please refer to IAS 7.31 through 34 as well as Illustrative Example A to IAS 7.

Notes to Consolidated Financial Statements, page F-38

General

57.   Your disclosures on pages 22 and 236 indicate that you have been undergoing a comprehensive financial and corporate restructuring. Please advise what consideration was given to providing the disclosures required by IAS 37 related to your restructuring activities.

Note 1 – Operations

1.3 Divestiture, page F-40

58.   In regards to CGR Dona Juana S.A. ESP, please tell us how you determined you met the criteria of IFRS 5.6 through 14 to classify this entity as held for sale following the execution of the agency agreement on January 9, 2016 as well as how this classification continues to be appropriate given the entity still has not been sold. We also note that in the event that USA Global is unsuccessful in securing a buyer, you will reassume control.

1.3.5 – Sale of CDR Pedreira, page F-42

59.   Please disclose what caused the write-off of the call option given that it was not set to expire until October 2017.

Note 1.4. Investigation

1.4.1. Operation "Lava-Jato" and Its Impacts on the Company and Its Investees, page F-44

60.   You made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling 53.4 million related to payments made that are not properly supported by evidence of any process to hire professionals or services or buy materials. Please address the following:
   *   Please tell us what period this adjustment was recorded and the corresponding line item impacted;

- Please clarify in your disclosures whether there is the risk of additional charges being recorded related to this same investigation and whether you have reflected this matter in your IAS 37 disclosures provided beginning on page F-105; and
- Please tell us what consideration you gave as to whether this adjustment should have been treated as an error pursuant to IAS 8.

2.5 – Investment in Associates and Joint Ventures, page F-50

61.   We note that there are multiple investments in which you own greater than 50% of the total interest. Please tell us how you determined pursuant to IFRS 10 that you do not control these entities. Please also refer to IFRS 10.B34 through B54.

Note 13. Intangible Assets, page F-93

62.   Please reconcile between the amounts presented in the table labeled breakdown of intangibles and the changes in intangibles that shows the goodwill balances at December 31, 2015 and December 31, 2016 as 527,930 and 483,140, respectively and the total amount of goodwill allocated to the CGUs. In this regard, at December 31, 2016 you have 506,277 allocated to goodwill for the five CGUs listed and 575,119 of goodwill allocated at December 31, 2015.

63.   You state on page 261 that you incurred 44.8 million of impairment charges in 2016 related to CTR Itaborai landfill because of lower than expected returns from this project. We note the impairment in the table presented on F-93; however, it is unclear how this was reflected in the table of goodwill allocated to CGUs on page F-95. In this regard, the CTR Itaborai CGU appears to have 58,017 of goodwill allocated to it at December 31, 2015 and 47,229 of goodwill allocated to it at December 31, 2016.

64.   We further note in your table on F-95 that at December 31, 2016 the value in use is lower than the carrying amount of the CTR Itaborai CGU. In light of this, your historical and current impairments and the lower than expected returns on this project, please tell us how you determined your impairment about of 44.8 million and how your impairment test complies with IAS 36.58 through 64. Also, tell us how you considered this information in your impairment testing of the landfill.

Note 21 - Provision for Landfill Closure, page F-104

65.   In your rollforward of the provision for landfill closure, please separately show the impact of each significant factor causing a change in the carrying amount pursuant to IAS 37.84. For example, please separately show the impact of additions made to the provision from changes due to the discounted amount from the passage of time and/or the effect of changes in discount rates.

66.   Please clarify in your disclosures when and how you record the provision for landfill closure. For example, it is not clear if you record the provision as the landfill capacity is consumed or when the landfill becomes operational pursuant to IAS 37.14.

67.   Please disclose the expected timing of outflows related to this provision pursuant to IAS 37.85(a).

68.   On page F-69, you disclose that the provision for landfill closure is recorded based on the estimated costs discounted using a pre-tax long-term risk-free rate. Please help us better understand how this risk-free rate used reflects the current market assessments of the time value of money and risks specific to the liability pursuant to IAS 37.47.

Note 22. Provision for Legal Proceedings, page F-105

69.   In your table showing the changes in provisions for contingencies, please separately show changes due to payments made from changes due to reversals of the provision. Refer to IAS 37.84.

70.   Please expand your disclosures to address the expected timing of payments to be made related to your contingencies including your basis for classifying your entire provision as a noncurrent liability. Refer to IAS 37.85.

71.   We note the disclosures beginning on page 218 related to Legal and Administrative Proceedings and Investigations. Please help us better understand and correspondingly further clarify in your disclosures if your provisions or possible losses disclosed relate to these matters.

72.   The possible loss for tax proceedings decreased from 288 million at December 31, 2015 to zero at December 31, 2016. Your disclosures explaining this decrease refer to 69.3 million and indicate that the amount was included in the tax installment payment program thus eliminating the contingency balance in 2016. Please further clarify whether this 69.3 million is now recorded as a liability in another financial statement line item. Also, please discuss the remaining significant components of this amount as of December 31, 2015 which were no longer disclosed as possible losses at December 31, 2016 pursuant to IAS 37.

73.   If there have been significant changes or developments related to any of your legal matters during the subsequent interim period, please provide updated disclosures in your interim financial statements. Refer to IAS 34.15.

Note 29. Other Operating Income (Expenses), page F-114

74.   Please tell us how you determined it was appropriate to record the income associated with tax credits from property, plant and equipment in the other operating income (expense) line item. Refer to IAS 1.BC56.

Interim Financial Statements

75.   Please address the above comments as appropriate in the interim financial statements as well.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Melissa Rocha (SACA) at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Alan I. Annex
        Greenberg Traurig, LLP